Exhibit 21.1

List of Subsidiaries*

Name	Jurisdiction of Incorporation or Organization
Coupa Operations, Inc.	Delaware
Coupa Operations, S de R.L. de C.V.	Mexico
Coupa Software Australia Pty Ltd.	Australia
Coupa Software India Pty Ltd	India
Coupa Deutschland GmbH	Germany
8.5x14 Media Corp.	British Columbia, Canada

*	None of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.